December 17, 2010

Mr. Jeffrey Riedler

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Via EDGAR and Facsimile (202-772-9198)

Re:	Comprehensive Care Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed April 15, 2010
Form 10-Q for the Quarter Ended June 30, 2010
Filed August 16, 2010
File No. 001-09927

Dear Mr. Riedler:

I refer to your comment on our disclosure as detailed in your letter dated December 7, 2010 to Clark A. Marcus, regarding the Form 10-K for the fiscal year ended December 31, 2009 and the Form 10-Q for the quarter ended June 30, 2010, both filed by Comprehensive Care Corporation (the “Company”). To facilitate the staff’s review, we have included the caption and comment from the letter with the Company’s response immediately following.

Form 10-Q for the Quarter Ended June 30, 2010

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Recent Developments, page 25

1.	We have reviewed your Agreement for the Provision of Services among CompCare de Puerto Rico, Inc., MMM Healthcare, Inc. and PMC Medicare Choice, Inc. filed with your Form 10-Q on November 15, 2010 in response to prior comment 3. This agreement and the related request for confidential treatment do not include Exhibits B through L to this agreement. Please be aware that when you file an agreement pursuant to Item 601(b)(10) of Regulation S-K, you are required to file the entire agreement, including all exhibits, schedules, appendices and any document which is incorporated in the agreement. Please amend your Form 10-Q for the period ended September 30, 2010 and your confidential treatment request to file a copy of Exhibit 10.21 and with the full and complete agreement, including any exhibits, schedules and appendices which are included in such agreement.

3405 W. Dr. Martin Luther King Jr. Blvd. — Suite 101 — Tampa, FL 33607

813-288-4808 — Fax: 813-288-4844

Response: We filed a copy of the above-referenced agreement with all exhibits, schedules and appendices as Exhibit 10.21 to our Form 10-Q/A for the period ended September 30, 2010, which we filed on December 17, 2010. We have submitted an amended application for confidential treatment with respect to portions of the agreement and the included exhibits, schedules and appendices pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended.

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If you should have any additional questions or comments, please do not hesitate to call me at (813) 367-4320.

Sincerely,

/s/ Joe Crisafi
Joe Crisafi Chief Financial Officer

3405 W. Dr. Martin Luther King Jr. Blvd. — Suite 101 — Tampa, FL 33607

813-288-4808 — Fax: 813-288-4844

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